File No.  70-


     As filed with the Securities and Exchange Commission on September 20, 2001


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                          FORM U-1 APPLICATION-DECLARATION
                                        UNDER
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ----------------------------------------------------------------

                              Dominion Resources, Inc.
                                120 Tredegar Street
                                Richmond, VA 23219

                    (Name of company filing this statement and
                      address of principal executive offices)

          ----------------------------------------------------------------

                                 James F. Stutts
                        Vice President and General Counsel
                              Dominion Resources, Inc.
                                120 Tredegar Street
                                Richmond, VA 23219

                      (Name and address of agent for service)

          ----------------------------------------------------------------

                  The Commission is also requested to send copies
              of any communication in connection with this matter to:

                             Norbert F. Chandler, Esq.
                                 Managing Counsel
                         Dominion Resources Services, Inc.
                        Dominion Tower, 625 Liberty Avenue
                               Pittsburgh, PA 15222




                                          1




                               APPLICATION-DECLARATION

                                        UNDER

                     SECTIONS 6(a), 7, 9(a), 10, 12(b), AND 13(b)
                                        AND

                                   RULES 43 AND 45

                                         OF

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   FOR APPROVAL OF

                                 DOMINION MONEY POOL


Item 1.  Description of Proposed Transactions.


     This Application-Declaration of Dominion Resources, Inc. ("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), seeks authority for the formation and operation of a money pool for itself and its nonutility subsidiaries excluding Consolidated Natural Gas Company ("CNG") and its subsidiaries. On January 28, 2000, CNG was merged into a wholly-owned subsidiary of DRI. This merger ("Merger") was approved by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 27113 (the "Merger Order"). Management of DRI and its subsidiaries have been integrating operations and financing activities of DRI and CNG subsequent to the Merger.

     By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990
(HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021),
and July 18, 1997 (HCAR No. 26742), the Commission permitted the application-declaration of CNG and its subsidiaries to become effective, thereby authorizing the establishment of the Consolidated Natural Gas System Money Pool ("CNG
Money Pool"). Consolidated Natural Gas Service Company, Inc. ("CNG Services") until January 1, 2001 both administered and participated in the CNG Money Pool. The CNG Money Pool, subsequent to the merger of CNG Services into Dominion Resources Services, Inc. ("DRI Services") on January 1, 2001, is now administered by DRI Services. After satisfaction of the borrowing needs of the CNG subsidiary companies authorized to participate in the CNG Money
Pool, DRI Services, as agent for the pool, invests excess funds and allocates the earnings among those participant companies providing such excess funds.

     DRI now seeks to form a DRI money pool ("DRI Money Pool") in which DRI and all the existing and future nonutility subsidiaries of DRI,(except CNG and subsidiaries of CNG), ("DRI Subsidiaries") would participate. The CNG


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Money Pool would continue to function as a vehicle for short-term financing for the CNG system as currently authorized by the Commission. A list of the current DRI Subsidiaries which would initially participate in the Money Pool is filed as part of Exhibit A. DRI will notify the Commission of DRI Subsidiaries subsequently initiating participation in the DRI Money Pool through Rule 24 Certificate of Notification filings.

     Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool. DRI will not borrow from the DRI Money Pool, but will be the ultimate provider of funds to
the DRI Money Pool as needed.   DRI Services will administer the Money Pool
on an "at cost" basis.

     The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiary participants with internal and external funds and to invest surplus funds of DRI and the Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

     Funds not required by the DRI Money Pool to make loans (with the exception of funds required to satisfy the DRI Money Pool's liquidity needs) would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits,
(iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes,
(vii) tax exempt bonds, (viii) tax exempt preferred stock and (ix) other investments that are permitted by Section 9(c) of the Act and Rule 40.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI Money Pool and the cost of funds provided to the DRI Money Pool by each lending participant.

     Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

     All terms and conditions governing the operations of, and the participation by DRI and the DRI Subsidiaries in, the DRI Money Pool will be contained in a written agreement. A form of this agreement is filed as Exhibit A.

     DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At June 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.76 billion. This amount exceeds the 50% "safe harbor" limitation contained in the rule. However, the Commission by order dated
May 24, 2001, HCAR No. 27406, authorized DRI to invest up to 100 % of its consolidated retained earnings plus $8 billion in EWGs and FUCOs. DRI's aggregate investment in EWGs and FUCOs as of June 30, 2001 is well below the limitation authorized under the May 24 Order.


                                          3



     DRI's consolidated capitalization as of June 30, 2001 consisted of 37% common and preferred equity and 63% debt. Further, DRI's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

     It is requested that Rule 24 Certificates of Notification for DRI Money Pool transactions be filed on a calendar quarterly basis as part of the quarterly Rule 24 filings reporting on other system financing transactions made by DRI under File Nos. 70-9517 and 70-9679. Such combined filings of financing would save the cost of separate filings and obviate the need to look in separate places for reporting on system-wide financial transactions of a similar nature.


Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated to be $30,000. This amount includes payments to be made to counsel and Dominion Resources Services, Inc.

Item 3.  Applicable Statutory Provisions.

     The Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 under the Act are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     In addition to the citations with respect to the CNG Money Pool given above, system-wide money pools have been authorized for other registered holding company systems. See The National Grid Group plc, HCAR No. 27154 (March 15, 2000); National Fuel Gas Company, HCAR No. 26847 (March 20, 1998); and Connectiv, Inc., HCAR No. 26833 (February 26, 1998).

Item 4.  Regulatory Approvals.

     No other state commission and no other Federal commission has jurisdiction of the proposed transactions.


                                          4



Item 5.  Procedure.

     It is respectfully requested that the Commission issue and publish as soon as possible a notice with respect to the filing of this Application-Declaration.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements

(a) Exhibits

   A        Form of DRI Money Pool agreement.

   F-1      Legal opinion.
            (To be filed by amendment)

   H        Proposed form of Federal Register notice.

(b) Financial Statements

     Financial statements are not submitted with respect to the authorizations requested herein due to the nature and immaterial effect thereof on DRI's financial statements on a consolidated basis. However, DRI will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects.

     The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the Commission's approval of this Application-Declaration seeking authorization to engage in certain financing and managerial activities under the 1935 Act. No federal agency is preparing an environmental impact statement with respect to this matter.


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                                     SIGNATURES

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                          DOMINION RESOURCES, INC.



                                          By:  James F. Stutts
                                               __________________

                                          Name:  James F. Stutts
                                          Title: Vice President and
                                                 General Counsel
                                          Date:  September 20, 2001






                                          6




                                                               Exhibit A

                              DOMINION RESOURCES, INC.
                           AND PARTICIPATING SUBSIDIARIES

                              AGREEMENT REGARDING THE
                         OPERATION OF, AND PARTICIPATION IN,

                      THE DOMINION RESOURCES SYSTEM MONEY POOL


     WHEREAS, Dominion Resources, Inc. ("DRI") has provided and/or arranged for the short-term financing needs of itself and its subsidiary companies ("DRI System" or "System") from time to time; and

     WHEREAS, the Securities and Exchange Commission ("Commission"), in its order dated ___________ __, 2001, Release No. 35-_____, has authorized DRI to arrange for, and coordinate, the short-term cash borrowing needs and investment of excess short-term cash reserves of itself and certain of its nonutility subsidiary companies on an intercompany pooled basis through the DRI System Money Pool ("Money Pool"); and

     WHEREAS, the Money Pool will be administered by Dominion Resources Services, Inc. ("DRI Services");

     NOW, THEREFORE, DRI and each of the undersigned DRI subsidiaries and DRI Services, have signed this Agreement to set forth the terms of the operation of the Money Pool, and the participation therein of DRI (as a lender to the Money
Pool), the administration thereof by DRI Services, and the participation therein of each of the undersigned DRI subsidiaries (as lenders to and/or borrowers from the Money Pool, each a "Participant") and those subsidiaries that shall subsequently become Participants therein by signing this Agreement or an amendment hereto.



                                      ARTICLE I
                                       GENERAL


1. Only nonutility subsidiaries of DRI, except Consolidated Natural Gas Company ("CNG") and subsidiaries of CNG, can be Participants in the Money Pool.


                                          1


2. DRI Services hereby undertakes to operate the Money Pool on behalf of the Participants. DRI Services undertakes to maintain a list of each Participant in the Money Pool. Exhibit A is a list of the Participants as of the date of this Agreement.

3. This Agreement sets forth the procedures regarding the operation of the Money Pool and the methods for each Participant to receive loans from the Money Pool or to deposit excess cash reserves ("Surplus Cash") in the Money Pool for the use by other Participants.

4. This Agreement shall be subject to the provisions of the Public Utility Holding Company Act of 1935, as it may be amended from time to time (the "Act"), any Rules promulgated under the Act, and any Orders issued from time to time by the Commission under the Act.

5. Upon payment of all outstanding loans from or deposits of Surplus Cash to the Money Pool, accrued interest, and its allocable share of fees to DRI Services, any Participant may terminate its participation in the Money Pool pursuant to this Agreement at any time.



                                     ARTICLE II
                                BORROWINGS, DEPOSITS


1. Subject to any individual maximum borrowing limit that may be imposed by DRI, in its sole discretion, from time-to-time, and further subject to any limits that may be imposed on a consolidated System basis and have an effect on an individual Participant's borrowing limit, each Participant shall be entitled, on request, to borrow from the Money Pool various amounts in $1,000 increments ("Loans"), and for such period as determined by the Participant.

2. Loans from the Money Pool shall be made in the form of open account advances. Open account advances are repayable not more than one year from the date of the first advance.

3. Loans are payable on demand, may be prepaid without premium or penalty, and bear interest, payable monthly.

4. All Loans by a Participant from the Money Pool shall be evidenced by book entries.


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5.  If any Participant has Surplus Cash in excess of its immediate needs, it may deposit such Surplus Cash in the Money Pool. DRI Services, as agent for the Participants, shall pool such Surplus Cash with all other funds available when determining the amount that must be borrowed from DRI from day to day.

6. Any Participant may withdraw funds contributed to the Money Pool at any time.

7. All deposits of cash in the Money Pool by DRI or deposits of Surplus Cash by a Participant shall be evidenced by book entries.

8. Each Participant agrees to keep DRI Services advised of its borrowing needs and/or Surplus Cash position. DRI Services shall utilize such information to determine the net borrowing needs or Surplus Cash position of the consolidated DRI System and coordinate borrowings from DRI to meet the net borrowing needs or arrange for the investment of Surplus Cash on behalf of the Participants.



                                     ARTICLE III
                           DETERMINATION OF BORROWING RATES


1. DRI Services will calculate, on a daily basis, the interest rate ("Daily Rate") applicable to all Loans by Participants from the Money Pool.

2. The Daily Rate on Loans from the Money Pool shall equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding Loan, then the interest rate shall be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

3. The Daily Rate shall be applied to the aggregate principal amount of any Loan of a Participant that remains outstanding at the end of any day.


                                          3



                                     ARTICLE IV
                           DETERMINATION OF DEPOSIT RATES


1. Subject to paragraph 3 below, all deposits of cash in the Money Pool by DRI or deposits of Surplus Cash deposited in the Money Pool by a Participant, shall earn interest at the Daily Rate as calculated by DRI Services pursuant to Article III.

2. The Daily Rate shall be applied to the aggregate principal amount of any deposit of Surplus Cash that remains in the Money Pool at the end of any day.

3. If, at any time, there is more Surplus Cash deposited by Participants in the Money Pool than is needed by other Participants (such increment of Surplus Cash to be referred to as "Excess Surplus Cash"), DRI Services, as Agent for the Participants that deposited such Excess Surplus Cash, shall invest such Excess Surplus Cash in instruments which are authorized temporary cash investments under the Investment Policy of DRI as set forth in Exhibit B hereto. All interest accrued on such investments shall be allocable to the Participants that deposited such Excess Surplus Cash in the Money Pool.



                                      ARTICLE V
                             RECORD OF CURRENT ACCOUNTS


1. DRI Services shall maintain a current daily accounting of all Loans from, or deposits of Surplus Cash in, the Money Pool by each Participant. Such accounting shall be maintained in electronic format and shall indicate the Daily Rate in effect from time to time.

2. Upon request, DRI Services shall provide any Participant copies of such current accounting.



                                     ARTICLE VI
                                 INTEREST PAYMENTS


1. All accrued and unpaid interest on all Loans from the Money Pool shall be payable monthly by each Participant until the principal amount of the Loan has been fully repaid.


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2.  Accrued interest on all deposits in the Money Pool by DRI or a Participant shall be disbursed to the appropriate party on a monthly basis. DRI Services shall be entitled to apply any such interest payable against any outstanding interest receivable that may be due for Loans that may have been outstanding by a Participant at other times during that month.



                                     ARTICLE VII
                       AVAILABILITY OF FUNDS TO PARTICIPANTS


1. Based on the individual funding requirements communicated by each Participant to DRI Services from time to time, DRI Services shall endeavor to arrange borrowings from DRI so that the funding requirements of each Participant may be fully satisfied.

2. DRI may not borrow any funds from the Money Pool. DRI, however, shall have the right to withdraw funds it has deposited in the Money Pool to the extent such funds are no longer needed to cover the borrowing needs of subsidiary Participants.



                                    ARTICLE VIII
                                 REPAYMENT OF LOANS


1.  All Loans are payable upon demand by DRI Services.

2. Each Participant shall have the right at any time to fully repay to the Money Pool any outstanding Loan.





                                          5





                                      ARTICLE IX
                                 TERM, GOVERNING LAW


1. Subject to any Participant's individual right to terminate participation under this Agreement as set out in Article I, 5, this Agreement shall remain in effect until such date as may be approved by DRI, DRI Services and each Participant.

2. Notwithstanding the termination of participation in the Money Pool by any Participant, this Agreement shall remain in effect with respect to all other Participants.

3. This Agreement may be amended or superseded at any time, by a written instrument signed by DRI, DRI Services and each Participant.

4. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia.


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     IN WITNESS WHEREOF, the parties have hereunto executed this Agreement
as of _____   , 2001.


DOMINION RESOURCES, INC.

By:______________________

Its:_____________________


DOMINION RESOURCES SERVICES, INC.

By:______________________

Its:_____________________


(PARTICIPANTS)
_________________________

By:______________________

Its:_____________________



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                                                              EXHIBIT A
                                                              to Money Pool
                                                              Agreement

                                   DOMINION SYSTEM
                                      MONEY POOL




Participants as of _______  , 2001:

	Dominion Capital, Inc.
	Dominion Capital Ventures, Inc.
	First Dominion Capital, Inc.
	Rincon Securities, Inc.
	Dominion Lands, Inc.
	Dominion Energy, Inc.
	Elwood Energy, LLC
	Elwood Energy II, LLC
	Elwood Energy III, LLC
	Kincaid Generation, LLC
	Dominion Reserves, Inc.
	Dominion Ohio ES, Inc.
	Dominion Resources Services, Inc.
	Dominion Telecom, Inc.
	DT Services, Inc.
	Dominion Metering Services, Inc.
	Dominion Alliance Holdings


                                          8








                                                              EXHIBIT B
                                                              to Money Pool
                                                              Agreement


           AUTHORIZED TEMPORARY CASH INVESTMENTS UNDER SECTION III OF THE
                   INVESTMENT POLICY OF DOMINION RESOURCES, INC.


The following list represents the types of securities and the qualifications specific to each that are authorized to be purchased for the Company's account.

(A)  U.S. Government Securities

       (1)	Securities issued by the U. S. Treasury may be purchased. This includes Bills, Notes and Bonds.

       (2)	Maximum maturity shall be one year.

(B)  U. S. Government Agencies

       (1) 	Securities of the following government agencies may be purchased:

             Federal National Mortgage Association
             Government National Mortgage Association
             Federal Home Loan Banks
             Federal Land Banks
             Federal Home Loan Mortgage Corporation
             Federal Intermediate Credit Banks

       (2)	Maximum maturity shall be one year.

(C)  Certificates of Deposit

       (1)	May purchase CDs issued by any bank headquartered in the United
            States meeting the following qualifications:

            (a) Total assets must rank in the top 50 domestic bank universe.

            (b) The bank must have a short-term debt rating no less than 'A-1',
                'P-1' by Standard & Poor's and Moody's, respectively.

       (2)	Maximum maturity shall be one year.


                                          9



(D)  Banker's Acceptances

       (1)	May purchase BAs issued by any bank headquartered in the
            United States meeting the following qualifications:

            (a) Total assets must rank in the top 50 domestic bank universe.

		(b)  The bank must have a short-term debt rating no less
                 than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

       (2)	May purchase BAs issued by a non-U.S. bank meeting the
            following qualifications:

            (a)  Total assets must rank in the top 25 worldwide bank universe.

            (b) The Thomson BankWatch, Inc. quality rating must be 'A/B' or better.

       (3)	Maximum maturity shall be one year.

(E)  Eurodollar Certificates of Deposit and Eurodollar Time Deposits

       (1)	May purchase Eurodollar CDs and Eurodollar Time Deposits
            issued by the London, Nassau or Cayman branches of any bank headquartered in the United States meeting the following qualifications:

            (a)  Total assets must rank in the top 50 domestic bank universe.

            (b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

       (2)	May purchase Eurodollar CDs and Eurodollar Time Deposits
            issued by any non-U.S. bank meeting the following qualifications:

            (a)  Total assets must rank in the top 25 worldwide bank universe.

            (b) The bank must have a short-term debt rating no less than 'A-1' , 'P-1' by Standard & Poor's and Moody's, respectively.

       (3)	Maximum maturity shall be one year.

(F)  Commercial Paper

       (1)	May purchase CP from any issuer which has a short-term
            debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

       (2)	Maximum maturity shall be 270 days.

(G)  Repurchase Agreements



                                         10



       (1) 	May purchase Repos from any domestic bank that has met
            the criteria in C, above.

       (2)	May purchase Repos from any of the following securities
            firms:

             Chase Securities, Inc.             Merrill Lynch
             Craigie, Inc.                      Morgan Stanley & Co.
             Credit Suisse-First Boston         NationsBanc Capital Markets,Inc.
             First Union Capital Markets, Inc.  Salomon-Smith Barney
             Goldman Sachs & Co.                SunTrust Capital Markets, Inc.
             Wachovia Capital Markets, Inc.

       (3)	Collateral to be accepted in a repurchase agreement must
            meet the following criteria:

            (a) Consist of securities that meet or exceed quality guidelines to qualify for actual purchase. (Exception: No maximum maturity will apply to underlying collateral.)

            (b) Market value of the underlying collateral must equal or exceed the principal amount of the repurchase agreement.

       (4)	Maximum maturity shall be two weeks or 10 business days.

(H)  Tax-Exempt Commercial Paper

       (1)	May purchase tax-exempt CP from any issuer which has a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

       (2)	Maximum maturity shall be 270 days.

(I)	Corporate Bonds

       (1)	May purchase bonds issued by any corporation whose long-
            term debt ratings are no less than 'A' or 'A2' by Standard
            & Poor's or Moody's, respectively.

       (2)	Investments shall be limited to securities which have
            one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.

(J)	Tax-Exempt Bonds

       (1)	May purchase tax-exempt bonds from any issuer whose
            bonds are rated no less than 'A' or 'A2' by Standard & Poor's or Moody's, respectively.

       (2)	Investments shall be limited to securities which have
            one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.



                                         11



(K)	Preferred Stock

       (1)	May purchase preferred stock from any issuer whose
            preferred stock ratings are no less than 'A' or 'a2' by Standard & Poor's or Moody's, respectively.

       (2) Investments shall be limited to securities which have one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.

(L)	Money Market Funds

       (1)	May purchase money market funds whose portfolio
            composition consists of securities which meet or exceed quality guidelines to qualify for actual purchase.



                                         12



                                                       Exhibit H


                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 2001


_________________________________________
                                         :
In the Matter of                         :
                                         :
DOMINION RESOURCES, INC.                 :
120 Tredegar Street                      :
Richmond, Virginia 23219                 :
                                         :
(70-    )                                :
_________________________________________:



NOTICE OF PROPOSED MONEY POOL

     Dominion Resources, Inc. ("DRI"), a registered holding company, has filed with the Commission an Application-Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 6(a), 7, 9(a), 10, 12(b) and 13(b), and Rules 43 and 45 promulgated thereunder as applicable to the proposed transactions.

     DRI seeks authority to form a DRI money pool ("DRI Money Pool") in which DRI and all the existing and future nonutility subsidiaries of DRI, (except Consolidated Natural Gas Company ("CNG") and subsidiaries of CNG), ("DRI Subsidiaries") would participate. A CNG Money Pool would continue to function as a vehicle for short-term financing for the CNG system as currently authorized by the Commission.

     Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool. DRI will not borrow from the DRI Money Pool, but will be the ultimate provider of funds to the DRI Money Pool as needed. Dominion Resources Services, Inc. will administer the Money Pool on an "at cost" basis.

     The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiary participants with internal and external funds and to invest surplus funds of DRI and the Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

     Funds not required by the DRI Money Pool to make loans (with the exception of funds required to satisfy the DRI Money Pool's liquidity needs) would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits, (iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes, (vii) tax exempt bonds, (viii) tax exempt preferred stock and
(ix) other investments that are permitted by Section 9(c) of the Act and Rule 40.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI
Money Pool and the cost of funds provided to the DRI Money Pool by each lending participant.

     Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

     All terms and conditions governing the operations of, and the participation by DRI and the DRI Subsidiaries in, the DRI Money Pool will be contained in a written agreement. A list of the DRI Subsidiaries which would initially participate in the Money Pool will be stated as an exhibit to the DRI Money Pool agreement. DRI will notify the Commission of DRI Subsidiaries subsequently initiating participation in the DRI Money Pool through Rule 24 Certificate of Notification filings.

     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit
their views in writing by October   , 2001 to the Secretary, Securities and
Exchange Commission, Washington, D.C. 20549, and serve a copy on DRI at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary



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